UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)

Aberdeen Australia Equity Fund, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

318652104

(CUSIP Number)

Moritz Sell

Bankgesellschaft Berlin AG

Alexanderplatz 2

D-10178 Berlin

Germany

+44.20.7572.6200

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 12, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

CUSIP No. 889050 10 0

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Bankgesellschaft Berlin AG

IRS No.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	[	]
(b)	[	]

3.           SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Federal Republic of Germany

Number of	7.	Sole Voting Power: 1,131,550

Shares Bene-

ficially	8.	Shared Voting Power:

Owned by Each

Reporting	9.	Sole Dispositive Power:	4,351,550

Person with:

10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,351,550

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11)	25.9%

14.	Type of Reporting Person (See Instructions)	BK

This Amendment No. 14 amends and supplements items 2, 4 and 5 and Annex A of the Statement on Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of the Aberdeen Australia Equity Fund, Inc. (the "Fund"). The amendment to Annex attached hereto sets forth the name, address and principal occupation of each director and executive officer of the Bank. All of the individuals listed on Annex A are citizens of the Federal Republic of Germany. Statements that are not modified in this amendment are not amended and remain as previously reported.

Item 2. Identity and Background

The Bank notes that every time the Bank amends Annex A to the Bank's Schedule 13D, the Bank automatically reiterates, unless otherwise explicitly set forth in such amendment, the statement made in Item 2 of the Bank's Amendment No. 7 to its Schedule 13D. Such statement is as follows: Based on the information about the persons listed on Annex A that is available to the Bank pursuant to German labor law (including a police certificate of no criminal record), the Bank is unaware of any information that would render incorrect the statements in (d) and (e) of Item 2 of the Bank's Statement on Schedule 13D with respect to the persons listed in Annex A.

Item 4. Purpose of Transaction

In Amendment No. 13 to this Statement of Schedule 13D the Bank reported that it had commenced sales of shares of Common Stock pursuant to a registration statement (the “Registration Statement”) filed by the Fund on the Bank’s behalf to permit such sales in a registered public offering under the Securities Act of 1933. As of the date of this Amendment, the Bank has effected the additional sales set forth in item 5 below pursuant to the Registration Statement. The Bank expects to sell additional shares pursuant to the Registration Statement in accordance with the plan of distribution set forth therein but reserves the rights to cease such sales at any time and to sell other shares pursuant to the terms of rule 144 under the Securities Act of 1933.

Item 5. Interest in Securities of the Issuer

(a) and (b) According to the prospectus included in the Registration Statement, there were 16,803,510 shares of Common Stock outstanding at November 23, 2005. The percentages set forth in this Item 5(a) are derived using such number. For purposes of rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Bank deems itself to be the beneficial owner of 4,351,550 shares of Common Stock, which constitute approximately 25.9% of the outstanding shares. Of such shares, the Bank has economic beneficial ownership of, and exercises sole voting and dispositional authority over, 1,131,550 shares (or approximately 6.7% of the outstanding shares) and has the right to acquire 3,220,000 shares (or approximately 19.2% of the outstanding shares) pursuant to the options described in Item 5 of Amendment No. 13 to this Statement on Schedule 13D (the “Options”), which are exercisable only on July 3, 2006. Pending exercise of the Options, the Bank possesses neither voting nor dispositional control over the shares that may be acquired pursuant thereto but possesses dispositional authority over the Options. Pursuant to rule 13d-3(d)(1)(i) under the Exchange Act, the Bank deems itself to beneficially own the shares that may be acquired upon exercise of the Options.

(c) In addition to sales reported in Amendment Nos. 12 and 13 to this Statement on Schedule 13D, during the last 60 days the Bank has effected the following sales of shares of Common Stock in at-the-market transactions on the American Stock Exchange pursuant to the Registration Statement:

DATE	NUMBER OF SHARES	PRICE PER SHARE (excluding brokerage commissions)
January 3, 2006	7,500	$12.75
January 4, 2006	50,000	$12.9267
January 5, 2006	13,000	12.9151
January 6, 2006	41,000	$12.7062
January 9, 2006	13,000	$12.7865
January 10, 2006	12,000	$12.6386
January 11, 2006	2,500	$12.97
January 12, 2006	50,000	$12.9905

January 13, 2006	4,000	$13.0000
January 17, 2006	30,000	$13.0778
January 19, 2006	20,000	$13.0006
January 20, 2006	8,500	$13.0500

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2006

BANKGESELLSCHAFT BERLIN AG

By: /s/    Dirk Kipp

Name: Dirk Kipp

Title:	Managing Director

By: /s/    Moritz Sell

Name: Moritz Sell

Title:	Director

Amendments to Annex A

Unless otherwise indicated, the business address for all individuals listed in this Annex A is Bankgesellschaft Berlin AG, Alexanderplatz 2, D-10178 Berlin, Federal Republic of Germany.

Members of the Managing Board

Name and Address	Principal Occupation
Hans-Jörg Vetter Alexanderplatz 2 D-10178 Berlin	Chairman of the Managing Board of Bankgesellschaft Berlin AG
Serge Demolière Alexanderplatz 2 D-10178 Berlin	Member of the Managing Board of Bankgesellschaft Berlin AG
Uwe Kruschinski Alexanderplatz 2 D-10178 Berlin	Member of the Managing Board of Bankgesellschaft Berlin AG
Martin Klaus Müller Alexanderplatz 2 D-10178 Berlin	Member of the Managing Board of Bankgesellschaft Berlin AG
Dr. Thomas Veit Alexanderplatz 2 D-10178 Berlin	Member of the Managing Board of Bankgesellschaft Berlin AG

Executive Officers

Name and Address	Principal Occupation
Alt, Volker Bankgesellschaft Berlin AG Recht Alexanderplatz 2 D-10178 Berlin	Managing Director of Bankgesellschaft Berlin AG
Boenke, Frank-Michael Bankgesellschaft Berlin AG Compliance Brunnenstraße 111 D-13355 Berlin	Managing Director of Bankgesellschaft Berlin AG
Brummel, Beate Bankgesellschaft Berlin AG Kreditbereich Kapitalmarkt Strukturierte Finanzierungen/Projektfinanzierungen Alexanderplatz 2 D-10178 Berlin	Managing Director of Bankgesellschaft Berlin AG

Burmester, Dr. Christian Bankgesellschaft Berlin AG London Branch 1 Crown Court Cheapside GB-London EC2V 6LR	General Manager of Bankgesellschaft Berlin AG London Branch
Butzer, Arnold Bankgesellschaft Berlin AG Vertrieb Immobilienfinanzierung Berlin und Neue Bundesländer Corneliusstr, 7 D-10787 Berlin	Managing Director of Bankgesellschaft Berlin AG
Günther, Steffen Bankgesellschaft Berlin AG Geschäftsfeldstab Immobilienfinanzierung Corneliusstr, 7 D-10787 Berlin	Managing Director of Bankgesellschaft Berlin AG
Gottschalk, Gudrun Bankgesellschaft Berlin AG Datenschutz und Geldwäsche Brunnenstr. 111 D-13355 Berlin	Managing Director of Bankgesellschaft Berlin AG
Hirschhaeuser, Dr. Karl-Friedrich Bankgesellschaft Berlin AG Controlling Brunnenstraße 111 D-13355 Berlin	Managing Director of Bankgesellschaft Berlin AG
Kipp, Dirk Bankgesellschaft Berlin AG Treasury & Trading Alexanderplatz 2 D-10178 Berlin	Managing Director of Bankgesellschaft Berlin AG
Lange, Axel Bankgesellschaft Berlin AG Kreditbereich IBAG/IBG Hardenbergstr. 20 D-10623 Berlin	Managing Director of Bankgesellschaft Berlin AG
Papesch, Uwe Bankgesellschaft Berlin AG Client Business Alexanderplatz 2 D-10178 Berlin	Managing Director of Bankgesellschaft Berlin AG
Pritzsche, Wolfgang Bankgesellschaft Berlin AG Finanzen Brunnenstraße 111 D-13355 Berlin	Managing Director of Bankgesellschaft Berlin AG

Reutter, Dr. Georg Bankgesellschaft Berlin AG Vertrieb Immobilienfinanzierung Alte Bundesländer Corneliusstr, 7 D-10787 Berlin	Managing Director of Bankgesellschaft Berlin AG
Roller, Gerhard Bankgesellschaft Berlin AG Internationales Geschäft Alexanderplatz 2 D-10178 Berlin-	Managing Director of Bankgesellschaft Berlin AG
Scheer, Heinz-Günter Bankgesellschaft Berlin AG Unternehmensentwicklung Alexanderplatz 2 D-10178 Berlin	Managing Director of Bankgesellschaft Berlin AG
Schölper, Siegfried Bankgesellschaft Berlin AG Risikocontrolling Alexanderplatz 2 D-10178 Berlin	Managing Director of Bankgesellschaft Berlin AG
Schroeder, Bartho Bankgesellschaft Berlin AG Business Management Alexanderplatz 2 D-10178 Berlin	Managing Director of Bankgesellschaft Berlin AG